Exhibit 99.7

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 1.1 14475 ANNUAL GENERAL MEETING HUTCHMED (CHINA) LIMITED (Continued and to be signed on the reverse side) Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at https://equiniti.com/us/ast-access or supply your email address below or on the reverse side. ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: • Go to https://equiniti.com/us/ast-access and click on the words “REGISTER – FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button • Follow the instructions provided to set up your account which will include providing your e-mail address • Once your account has been set up, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available For existing users updating your account, do the following: • Go to https://equiniti.com/us/ast-access and click on “LOGIN” button under the Shareholder Central heading • Once you access your account, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available.

ANNUAL GENERAL MEETING

HUTCHMED (CHINA) LIMITED

May 13, 2025

Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on May 2, 2025.

↓ Please detach along perforated line and mail in the envelope provided. ↓

051325

Resolutions presented for consideration at the Annual General Meeting on May 13, 2025.
THE BOARD RECOMMENDS A VOTE "FOR" THE RESOLUTIONS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

ORDINARY RESOLUTIONS

		FOR	AGAINST	ABSTAIN
1.	To consider and adopt the audited Financial Statements, and the Reports of the Directors and the Independent Auditors for the year ended December 31, 2024.	☐	☐	☐
2(A).	To re-elect Dr Dan ELDAR as a Director.	☐	☐	☐
2(B).	To re-elect Dr Weiguo SU as a Director.	☐	☐	☐
2(C).	To re-elect Mr CHENG Chig Fung, Johnny as a Director.	☐	☐	☐
2(D).	To re-elect Ms Edith SHIH as a Director.	☐	☐	☐
2(E).	To re-elect Ms Ling YANG as a Director.	☐	☐	☐
2(F).	To re-elect Dr Renu BHATIA as a Director.	☐	☐	☐

ORDINARY RESOLUTIONS

		FOR	AGAINST	ABSTAIN
2(G).	To re-elect Dr Chaohong HU as a Director.	☐	☐	☐
2(H).	To re-elect Professor MOK Shu Kam, Tony as a Director.	☐	☐	☐
2(I).	To re-elect Mr WONG Tak Wai as a Director.	☐	☐	☐
3.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the Auditors of the Company for Hong Kong financial reporting and US financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors' remuneration.	☐	☐	☐

SPECIAL RESOLUTION

		FOR	AGAINST	ABSTAIN
4.	To grant a general mandate to the Directors to issue additional shares of the Company.	☐	☐	☐

ORDINARY RESOLUTION

		FOR	AGAINST	ABSTAIN
5.	To grant a general mandate to the Directors to repurchase shares of the Company.	☐	☐	☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized

Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 ANNUAL GENERAL MEETING HUTCHMED (CHINA) LIMITED May 13, 2025 INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-201-299-4446 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/phone until 10:00 AM EST on May 2, 2025. MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on May 2, 2025. ADD YOUR EMAIL ADDRESS ONLINE - Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: https://equiniti.com/us/ast-access (see reverse side for instructions) or provide us with your email address in the section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” at the bottom right side of this card or on the reverse side to receive future materials electronically when available. PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. Resolutions presented for consideration at the Annual General Meeting on May 13, 2025. THE BOARD RECOMMENDS A VOTE "FOR" THE RESOLUTIONS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x ------------------ ---------------- 051325 COMPANY NUMBER ACCOUNT NUMBER To change the address on your account or to add the email, please check the box at right. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at https://equiniti.com/us/ast-access or supply your email address below or on the reverse side. 1. To consider and adopt the audited Financial Statements, and the Reports of the Directors and the Independent Auditors for the year ended December 31, 2024. 2(A). To re-elect Dr Dan ELDAR as a Director. 2(B). To re-elect Dr Weiguo SU as a Director. 2(C). To re-elect Mr CHENG Chig Fung, Johnny as a Director. 2(D). To re-elect Ms Edith SHIH as a Director. 2(E). To re-elect Ms Ling YANG as a Director. 2(F). To re-elect Dr Renu BHATIA as a Director.n of the board of directors. FOR AGAINST ABSTAIN ORDINARY RESOLUTIONS 2(G). To re-elect Dr Chaohong HU as a Director. 2(H). To re-elect Professor MOK Shu Kam, Tony as a Director. 2(I). To re-elect Mr WONG Tak Wai as a Director. 3. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the Auditors of the Company for Hong Kong financial reporting and US financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors’ remuneration. 4. To grant a general mandate to the Directors to issue additional shares of the Company. 5. To grant a general mandate to the Directors to repurchase shares of the Company. FOR AGAINST ABSTAIN ORDINARY RESOLUTIONS SPECIAL RESOLUTION ORDINARY RESOLUTION